                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549


                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT


                                In respect of its
        U.S. Dollar 15,000,000 Callable Fixed Rate/Variable Interest Rate
                      Range Notes of 2003, due May 28, 2015


                    Filed pursuant to Rule 3 of Regulation BW


                               Dated: June 5, 2003

     The following information regarding the U.S. Dollar 15,000,000 Callable Fixed Rate/Variable Interest Rate Range Notes of 2003, due May 28, 2015 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, in the form of a Pricing Supplement relating to the Notes (the "Pricing Supplement"), attached hereto as Exhibit A, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 17, 2002) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 15,000,000 Callable Fixed Rate/Variable Interest Rate Range Notes of 2003, due May 28, 2015.

          (b) The interest rate will be a fixed rate of 7.00 percent for the period from May 28, 2003 to May 28, 2004 and 7.00 percent thereafter, accruing on each day that a 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 4.50 percent for the period from May 28, 2004 to May 28, 2005, from zero to 5.00 percent for the period from May 28, 2005 to May 28, 2006, from zero to 5.50 percent for the period from May 28, 2006 to May 28, 2007, from zero to 6.00 percent for the period from May 28, 2007 to May 28, 2008, from zero to 6.50 percent for the period from May 28, 2008 to May 28, 2009, and from zero to 7.00 percent for the period from May 28, 2009 to May 28, 2015. The interest payment dates will be each May 28 and November 28, commencing on November 28, 2003 and ending on May 28, 2015.

          (c) Maturing May 28, 2015. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Notes are callable by the Bank at par on each May 28, commencing on May 28, 2004 and ending on May 28, 2014, with 10 London and New York business days notice.

          (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

          (f) Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h) See Prospectus, pages 6-10.

          (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

          As of May 23, 2003, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International as Manager (the "Manager"), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 15,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about May 28, 2003.

          The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7,
1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD

                   Price to          Selling Discounts    Proceeds to the
                    Public            and Commissions         Bank(1)
            ----------------------  -------------------  -----------------
               Per Unit: 100.00%             N/A               100.00%
             Total: USD 15,000,000           N/A           USD 15,000,000

     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

          None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

          As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

          The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

          A. Pricing Supplement dated May 23, 2003

          B. Terms Agreement dated May 23, 2003

----------
(1)  Without deducting expenses of the Bank, which are not yet known.

                                                                       EXHIBIT A

PRICING SUPPLEMENT

[WORLD BANK LOGO]

                    INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                   DEVELOPMENT

                          GLOBAL DEBT ISSUANCE FACILITY

                                    NO. 2577

                                  US$15,000,000
            CALLABLE FIXED RATE / VARIABLE INTEREST RATE RANGE NOTES
                                DUE MAY 28, 2015

                                 MORGAN STANLEY

               THE DATE OF THIS PRICING SUPPLEMENT IS MAY 23, 2003

This document ("PRICING SUPPLEMENT") is issued to give details of an issue by International Bank for Reconstruction and Development (the "BANK") under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated October 7, 1997, and all documents incorporated by reference therein (the "PROSPECTUS"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

TERMS AND CONDITIONS

The following items under this heading "TERMS AND CONDITIONS" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue:

1        No.:                                              2577

2        Aggregate Principal Amount:                       US$15,000,000

3        Issue Price:                                      100.00 per cent. of the Aggregate Principal Amount

4        Issue Date:                                       May 28, 2003

5        Form of Notes (Condition 1(a)):                   Registered Notes only

6        Authorized Denominations                          US$1,000 and increments of US$1,000 thereafter
         (Condition 1(b)):

7        Specified Currency (Condition 1(d)):              United States dollars ("US$")

8        Maturity Date (Conditions 1(a) and 6(a)):         May 28, 2015

9        Interest Basis (Condition 5):                     From and including the Issue Date to, but
                                                           excluding May 28, 2004:

                                                           Fixed Interest Rate (Condition 5(I))

                                                           From and including May 28, 2004 to, but excluding
                                                           the Maturity Date:

                                                           Variable Interest Rate (Condition 5(II))
10       Fixed Interest Rate (Condition 5(I)):

         (a) Interest Rate:                                7.00 per cent. per annum

         (b) Fixed Rate Interest Payment Date(s):          November 28, 2003 and May 28, 2004

         (c) Fixed Rate Day Count Fraction:                Actual/365 (the actual number of days in the
                                                           relevant Interest Period divided by 365)

11       Basis of Calculation of Variable Interest
         Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to
         (vii), 5(II)(c), 5(II)(d) and 5(II)(e) do
         not apply (Condition 5(II)(b)):

         (a)   Calculation of Interest Amounts:            The Interest Amount per Authorized Denomination
                                                           shall be determined by the

                                                           Calculation  Agent in accordance with the
                                                           following formula:

                                                           7.00% X (N/365) X AUTHORIZED DENOMINATION

                                                           Where:

                                                           "N" is the total number of days in respect of each
                                                           relevant Interest Period on which the Reference
                                                           Rate is within the Accrual Range as determined by
                                                           the Calculation Agent.

                                                           "REFERENCE RATE" for any day in the relevant
                                                           Interest Period means 6 month US$
                                                           LIBOR, being the rate for deposits in US$ for a
                                                           period of six months which appears on the
                                                           Moneyline/Telerate Page 3750 (or such other page
                                                           that may replace that page on that service or a
                                                           successor service) at 11.00 a.m. London time on th
                                                           fifth Relevant Business Day prior to such day.

                                                           If such rate does not appear at the time and day
                                                           designated above in respect of any day in the
                                                           Interest Period, the Calculation Agent shall
                                                           determine the Relevant Rate by requesting the
                                                           principal London office of each of four major bank
                                                           in the London interbank market (the "REFERENCE
                                                           BANKS") to provide a quotation for the rate at
                                                           which deposits in US$ dollars were offered to prim
                                                           banks in the London interbank market for a period
                                                           of 6 months at approximately 11:00 a.m. London tim
                                                           on the fifth Relevant Business Day prior to such
                                                           day. If at least two such quotations are provided,
                                                           the Relevant Rate will be the arithmetic mean of
                                                           the quotations.

                                                           If only one such quotation is provided, the
                                                           Calculation Agent may determine that such quotation
                                                           shall be the Relevant Rate. If no such quotations
                                                           are provided and the Calculation Agent determines
                                                           in its sole discretion that no suitable replacement
                                                           Reference Banks who are prepared to quote are
                                                           available, the Calculation Agent shall be entitled
                                                           to calculate the Relevant Rate in its sole
                                                           discretion, acting in good faith and in a
                                                           commercially reasonable manner.

                                                           "ACCRUAL RANGE" means:

                                                           for each Interest Period within the period from

                                                           and including May 28, 2004 to but excluding May 28,
                                                           2005, equal to or greater than zero per cent. but
                                                           less than or equal to 4.50 per cent.;

                                                           for each Interest Period within the period from and
                                                           including May 28, 2005 to but excluding May 28,
                                                           2006, equal to or greater than zero per cent. but
                                                           less than or equal to 5.00 per cent.;

                                                           for each Interest Period within the period from and
                                                           including May 28, 2006 to but excluding May 28,
                                                           2007, equal to or greater than zero per cent. but
                                                           less than or equal to 5.50 per cent.;

                                                           for each Interest Period within the period from and
                                                           including May 28, 2007 to but excluding May 28,
                                                           2008, equal to or greater than zero per cent. but
                                                           less than or equal to 6.00 per cent.;

                                                           for each Interest Period within the period from and
                                                           including May 28, 2008 to but excluding May 28,
                                                           2009, equal to or greater than zero per cent. but
                                                           less than or equal to 6.50 per cent.; and

                                                           for each Interest Period within the period from and
                                                           including May 28, 2009 to but excluding May 28,
                                                           2015, equal to or greater than zero per cent. but
                                                           less than or equal to 7.00 per cent.

                                                           ROUNDING
                                                           In applying the formula described above in respect
                                                           of the Interest Amount, the Calculation Agent shall
                                                           round the result of: 7.00% X (N/365)

                                                           to the nearest one-hundred thousandth of one per
                                                           cent. prior to multiplying that result by the
                                                           Authorized Denomination.

         (b)     Interest Payment Dates:                   November 28 and May 28 of each year commencing on
                                                           November 28, 2004 and ending on the Maturity Date.

         (c)     Calculation Agent:                        Citibank, N.A.

12       Relevant Financial Centre:                        New York

13       Relevant Business Day:                            New York and London

14       Issuer's Optional Redemption                      Yes
         (Condition 6(e)):

         (a)     Notice Period:                            Not less than 10 Relevant Business Days

         (b)     Amount:                                   All and not less than all

         (c)     Date(s):                                  The Fixed Rate  Interest  Payment  Date on May 28,
                                                           2004 and each Interest  Payment Date commencing on
                                                           November 28, 2004 and ending on November 28, 2014

         (d)     Early Redemption Amount (Bank):           Principal amount of the Notes to be redeemed

         (e)     Notices:                                  As  long as the  Notes  are  represented  by a DTC
                                                           Global Note and the DTC Global Note is being held
                                                           on behalf of a clearing system, notwithstanding
                                                           Condition 13, notices to Noteholders may be given
                                                           by delivery of the relevant notice to that clearing
                                                           system for communication by it to entitled
                                                           accountholders, provided that so long as the Notes
                                                           are listed on the Luxembourg Stock Exchange, and
                                                           the rules of the exchange so require, notice shall
                                                           be published in a leading daily newspaper in either
                                                           the French or German language and of general
                                                           circulation in Luxembourg

                                                           Any notice delivered to a clearing system in
                                                           accordance with the preceding sentence shall be
                                                           deemed to have been given to the Noteholders on the
                                                           day on which such notice is delivered to the
                                                           clearing system

15       Redemption at the option of the Noteholders       No
         (Condition 6(f)):

16       Long Maturity Note (Condition 7(f)):              No

17       Talons for Future Coupons to be attached to       No
         Definitive Bearer Notes (Condition 7(h)):

18       Early  Redemption  Amount   (including            Principal  amount of the Notes to be redeemed plus
         accrued interest, if applicable)                  accrued interest thereon
         (Condition 9):

19       Governing Law of the Notes:                       English

OTHER RELEVANT TERMS

1        Listing (if yes, specify Stock Exchange           Luxembourg Stock Exchange
         Exchange):

2        Details of Clearance System approved              DTC, Clearstream Banking, societe anonyme and
         by the Bank and the Global Agent                  and Euroclear Bank S.A./N.V., as operator of the
         and Clearance Settlement Procedures:              Euroclear System. Payment for the Notes will be
                                                           on a delivery versus payment basis

3        Syndicated:                                       No

4        Commissions and Concessions:                      None

5        Codes:

         (a)     CUSIP                                     45905UCT9

         (b)     ISIN                                      US45905UCT97

         (c)     Common Code                               016811769

6        Identity of Dealer(s)/Manager(s):                 Morgan Stanley & Co. International Limited

7        Provisions for Registered Notes:

         (a)     Individual  Definitive  Registered        No. Interests in the DTC Global Note will be
                 Notes Available on Issue Date:            exchangeable for Definitive Registered Notes only
                                                           in the limited circumstances described in the
                                                           Prospectus

         (b)     DTC Global Note(s):                       Yes; one

         (c)     Other Registered Global Notes:            No


GENERAL INFORMATION

The Bank's latest Information Statement was issued on September 17, 2002

The following additional selling restrictions shall apply to the issue:

United Kingdom:                                            Each Dealer is required to comply with all
                                                           applicable provisions of the Financial Services and
                                                           Markets Act 2000 with respect to anything done by
                                                           it in relation to the Notes in, from or otherwise
                                                           involving the United Kingdom

                                                           INTERNATIONAL BANK FOR RECONSTRUCTION AND
                                                           DEVELOPMENT

                                                           By:

                                                           Authorized Officer

                             INTERNATIONAL BANK FOR
                         RECONSTRUCTION AND DEVELOPMENT
                                1818 H Street, NW
                             Washington, D.C. 20433


                                  GLOBAL AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA


                                CALCULATION AGENT

                                 CITIBANK, N.A.
                                 P.O. Box 18055
                               5 Carmelite Street
                                 London EC4Y 0PA


                            LISTING AND SPECIAL AGENT
                                AND PAYING AGENT

                         BNP PARIBAS SECURITIES SERVICES
                          23, Avenue de la Porte-Neuve
                                L-2085 Luxembourg


                          LEGAL ADVISERS TO THE MANAGER

                                   LINKLATERS
                                 One Silk Street
                                 London EC2Y 8HQ

                                                                       EXHIBIT B

                            TERMS AGREEMENT NO. 2577
                     UNDER THE GLOBAL DEBT ISSUANCE FACILITY

May 23, 2003

International Bank for Reconstruction and Development
1818 H Street, N.W.
Washington, D.C. 20433


The undersigned agrees to purchase from you (the "BANK") the Bank's US$15,000,000 Callable Fixed Rate / Variable Interest Rate Range Notes due May 28, 2015 (the "NOTES") described in the Pricing Supplement relating thereto and dated as of the date hereof (the "PRICING SUPPLEMENT") at 11.00 a.m. (New York time) on May 28, 2003 (the "SETTLEMENT DATE") at an aggregate purchase price of US$15,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of October 7, 1997, relating to the issuance of Notes by the Bank (the "STANDARD PROVISIONS"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "NOTES" refers to the Notes as defined herein. All other terms defined in the Prospectus dated October 7, 1997 the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the undersigned that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "PROSPECTUS" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1 The Bank agrees that it will issue the Notes and Morgan Stanley & Co. International Limited ("MORGAN STANLEY") agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate principal amount of the Notes).

2 The purchase price specified above will be paid on the Settlement Date by Morgan Stanley (against delivery of the Notes to an account designated by Morgan Stanley) to Citibank,

     N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3 The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions, which it has requested.

4 In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6    For purposes hereof, the notice details of the undersigned are as follows:

     Morgan Stanley & Co. International Limited
     25 Cabot Square
     Canary Wharf
     London E14 4QA

     Attention: Head of Transaction Management Group - Debt Capital Markets

     Telephone:       +44 (0)20 7677 7799
     Telex:           8812564 MORSTN G
     Fax:             +44 (0)20 7677 7999

7 All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8 This Terms Agreement shall be governed by, and construed in accordance with, the laws of England.

9 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:

Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:

Name:

Title: